

August 17, 2011

Via E-Mail
Mr. Casey Forward
President and Chief Financial Officer
Globetech Ventures Corp.
Suite 1130 - 789 West Pender Street
Vancouver, British Columbia, Canada   V6C 1H2

      Re: Globetech Ventures Corp.
             Amendment No. 1 to Form 20-F for fiscal year ended September 30, 2010
             Filed April 11, 2011
             File No. 0-26414

Dear Mr. Forward:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-F for the year ended September 30, 2010

F. Mineral Properties-White Channel, British Columbia, Canada page 7

1.   Please expand your disclosure concerning the exploration plans for your property as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

2. Please tell us the name of the individual in which your mineral tenures are registered and your relationship to this individual.

3. We note your statement that your property is thought to contain at least 100,000 cubic yards of silica rich material. Please remove all references to quantities of material until you have a feasibility study to support a mineral resource or reserve.

Item 5. Operating and Financial Review and Prospects, page 14

Results of Operations, page 15

4. We note your discussion of the write-offs in fiscal 2010 and 2009. Please expand your discussion in future filings to provide greater discussion on other material items affecting your results of operations. For example, we note that consulting fees decreased approximately 88% (from $87,128 in fiscal 2009 to $10,745 in fiscal 2010).

Tabular Disclosure of Contractual Obligations, page 17

5. We note from narrative discussion in Item 4.D. on page 6 that you may have a long-term rental obligation for executive and administrative office space of $1,000 per month which has not been included in your disclosure of contractual obligations. Please explain how exclusion of such amounts is appropriate under Item 5 of Form 20-F. Alternatively, revise future filings as appropriate to include such amounts in the contractual obligations table.

Consolidated Financial Statements, page F-1

Note 5. Website License, page F-16

6. We note in fiscal 2009 that you wrote off the entire amount of the website license. We further note no adjustment for this item in your reconciliation to US GAAP in Note 13. It appears from your disclosure that you still owed certain amounts on the website license as of December 31, 2009 as it appears you had only paid $40,418 of the total $125,000 due. Please explain to us why you concluded it was appropriate to write off the

remaining liability of $84,582 that was due to the licensor. Explain how your treatment of this liability complies with paragraph 405-20-40-1 of the FASB Accounting Standards Codification.

Exhibit 12.1

7.   Rule 13a-14(a) requires you to provide a signed certification from each of your principal executive officer and your principal financial officer, or persons performing similar functions. It is not clear to us whether you have complied with this guidance. Specifically, we note that Exhibit 12.1 is signed by your "President and Chief Financial Officer." Also, it is not clear to us if you have provided a signed certification from your principal financial officer. Please tell us and revise future filings as appropriate to clarify, if true, that your President and Chief Financial Officer is your principal executive officer and your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief